File No. 70-10234


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 3
                               TO
                            FORM U-1

                     APPLICATION/DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       NORTHEAST UTILITIES
                        107 Selden Street
                 Berlin, Connecticut  06037-5457
 (Name of company filing this statement and address of principal executive offices)


                       NORTHEAST UTILITIES
  (Name of top registered holding company parent of declarant)


                     Gregory B. Butler, Esq.
                Senior Vice President, Secretary
                       and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

   Randy A. Shoop                      Jane P. Seidl, Esq.
   Assistant Treasurer - Finance       Senior Counsel
   Northeast Utilities Service         Northeast Utilities Service
     Company                                  Company
   P.O. Box 270                          P.O. Box 270
   Hartford, Connecticut  06141-0270   Hartford, Connecticut 06141-0270

      The Application/Declaration in this file, as heretofore amended, is hereby further amended and restated as follows:

                             ITEM 1

              DESCRIPTION OF PROPOSED TRANSACTIONS


     1. Northeast Utilities, a Massachusetts business trust and registered holding company ("NU" or the "Company") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests authority, through June 30, 2007 (the "Authorization Period"), for it to guarantee, indemnify and otherwise provide credit support (each, a "Guarantee") in the aggregate amount of up to $100 million (the "Guarantee Limit") in respect of the debt or obligations of Northeast Utilities Service Company, a service company subsidiary of NU ("NUSCO"), and The Rocky River Realty Company, a non-utility subsidiary of NU ("RRR", and together with NUSCO, the "Service Subsidiaries").

     2. NU is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO" and collectively with CL&P and PSNH, the "NU Utility Companies"). In addition to their retail electric service business, the NU Utility Companies together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast United States.

     3. NU is also the parent of Yankee Energy System, Inc. ("YES"), an exempt gas utility holding company. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company ("Yankee Gas"), a Connecticut retail gas distribution company, and also has several non-utility subsidiaries. In addition, NU Enterprises, Inc. ("NUEI"), a wholly-owned holding company subsidiary of NU, acts as the holding company for NU's unregulated businesses, including Northeast Generation Company ("NGC"), the System's only exempt wholesale generator.

     4. NUSCO and RRR are wholly-owned subsidiaries of NU. NUSCO, a Connecticut corporation, provides centralized support services to NU System companies, including accounting, administrative, information technology, engineering, financial, legal, operational, planning and purchasing services. RRR, also a Connecticut corporation, performs various real estate functions for associate companies at cost, including among other things, the acquisition or construction, and ownership of office and other buildings and the leasing thereof to associate companies. (See, Holding Company Act Release No. 15884,
Oct. 24, 1967). As of June 30, 2004, RRR had total assets of approximately $71 million, mainly made up of real estate property and equipment, including the main office facilities of the NU
System located in Berlin, CT, which it leases to affiliated companies in the NU System.

     5. NU requests authorization, through the Authorization Period, to provide Guarantees with respect to the obligations of the Service Subsidiaries as may be appropriate or necessary to enable such Service Subsidiaries to carry on in the ordinary course of their respective businesses, including guarantees of obligations of the Service Companies to non-affiliated third-parties incurred in the ordinary course of the System's business, in an aggregate amount which shall not exceed
$100 million outstanding at any one time. Guarantees may take the form of NU agreeing to guarantee, undertake reimbursement obligations or assume liabilities or other obligations with respect to or act as surety on, real estate and equipment leases, letters of credit, evidences of indebtedness, equity commitments and performance and other obligations undertaken by the Service Subsidiaries. It is currently anticipated that the majority of any guarantees issued by NU for the benefit of RRR would be guaranteeing real estate leases and the majority of Guarantees issued by NU for the benefit of NUSCO will be guarantees of equipment leases, though NU wishes to have the flexibility to guarantee other obligations undertaken by the Service Companies.
The Guarantees issued pursuant to this application will be subject to the limitations of rule 53 and 58 as applicable.

     6. As part of normal business activities, from time to time, NU is requested to provide financial or performance assurances of the obligations of the Service Subsidiaries to third parties. Such agreements include contract guarantees, surety bonds and rating-contingent collateralization provisions. In addition, NU is requested to provide payment and performance guarantees in connection with the real-estate contracting activities of RRR, including construction, acquisition and leasing of properties and facilities utilized by certain NU System companies.

     7. Guarantees may be provided from time to time with respect to obligations of the Service Subsidiaries that are not capable of exact quantification because of the nature of the services or performance being guaranteed, and therefore the amount of such Guarantee must be estimated. For example, NU might have to guarantee RRR's completion of a particular project (as distinct from guaranteeing payment of a specific sum of money). In such cases, NU will determine the exposure under such Guarantee for purposes of measuring compliance with the $100 million limitation in accordance with standard and customary financial practices, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with generally accepted accounting principles. Such estimation will be re-evaluated periodically. NU may, in its discretion, charge each Service Subsidiary a fee for each Guarantee provided on its behalf that will be determined by multiplying the amount of the Guarantee provided by the cost of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding. The Service Companies will allocate these costs to their affiliates receiving the services being guaranteed on a pro rata basis based on the value of the services received by such affiliate. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will remain in place and expire or terminate in accordance with their terms.

     8. The System attempts to have each individual company assume responsibility for its own financial obligations. NU, the NU
Utility Companies, Yankee Gas and NGC have credit ratings which enable them to incur obligations to non-affiliates without parent support. However, in some instances, the Service Subsidiaries need to enter into obligations with third parties on behalf of all or some of the System companies, which obligations and associated costs are then allocated to the System companies which receive the benefit of such obligations. This has occurred in the past with a number of shared resources such as real estate, insurance policies, operating leases for vehicle fleets, etc. At the present time, the System needs to lease several large office facilities which will be utilized for the benefit of most of the System. While a number of possible lease structures might be possible (e.g. CL&P leases the facility and subleases to affiliates), the most efficient structure is to have RRR be the lessee, backstopped by some form of external credit.
The Service Subsidiaries do not themselves have independent credit standing and depend upon service or reimbursement agreements with each of the System companies to meet their obligations. As the recent financial difficulties of large holding company systems demonstrate, creditors can be harmed if the underlying credit structure of a transaction is not handled properly. It is now apparent that NU will need to have the ability to guarantee relatively routine commitments of the Service Subsidiaries to enable necessary resources to be procured on a shared basis. These commitments for which third parties are now requiring Guarantees are the same sorts of commitments for which, in prior years, third parties did not require parent guarantees. In a similar scenario, the Commission authorized NU to guaranty the debt obligations of RRR in 1992
(Rel. No. 35-25514, File 70-7878, April 10, 1992).

     9. By Commission Order, NU and NUEI are authorized to issue guarantees and similar forms of credit support or enhancements for the benefit of NU's non-utility subsidiaries and affiliates in an aggregate amount not to exceed $750 million through June 30, 2007 (Holding Co. Act Release No. 27868, June 30, 2004, the "2004 Order"). The Guarantees which NU intends to issue under the 2004 Order are generally earmarked for issuance for the benefit of NU's competitive companies, which would not include the Service Subsidiaries. NU seeks an order herein for separate guarantee authority which would allow it to issue Guarantees solely for the benefit of the Service Subsidiaries. The authorization sought herein is also separate from the guaranty authority provided under the Commission's Rule 45(b)(6). The issuance of Guarantees by NU, as proposed in this application, is not expected to have any impact on its credit ratings. The credit rating agencies (Standard & Poor's, Moody's and Fitch) look at the total debt of the entire NU system in establishing their respective credit ratings. Cash flows under the agreements which are currently anticipated to be guaranteed pursuant to the order granted in this file aggregated approximately $1.1 million in the first quarter of 2004 and approximately $1.3 million in the second quarter of 2004, and are projected to aggregate approximately $1.35 million in the third quarter of 2004 and for each quarter of 2005.

     10. NU commits that it will, at all times during the Authorization Period, maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt), including rate reduction bonds as debt, as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission, adjusted to reflect changes in capitalization since the balance sheet date of the filings.

OTHER MATTERS

     11. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or
(b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO.<FN1> None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     12.  NU currently meets all of the conditions of Rule
53(a), except for clause (1). At June 30, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 53.6% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004 ($836 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion would not have either of the adverse effects set forth in Rule 53(c). (See the 2004 Order). NU continues to assert that its EWG investments will not adversely affect the System.

     13. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

           (i)   NGC, NU's only EWG, maintains books and
                 records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

          (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

          (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

          (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

          (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

          (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     14. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization. NU's current EWG investment, NGC (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through June 30, 2004 (NGC was acquired in March
2000).

     15. The consolidated capitalization ratios of NU as of June 30, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                                      As of June 30, 2004
                                   (thousands
                                   of dollars)          %

Common shareholders' equity        $ 2,323,458       34.8%
Preferred stock                        116,200        1.7
Long-term and short-term debt        2,605,848       39.0
Rate Reduction Bonds                 1,639,344       24.5

                                   $ 6,684,850      100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of June 30, 2004 is as follows:


                                      As of June 30, 2004
                                   (thousands
                                   of dollars)          %


Common shareholders' equity        $ 2,323,458       46.0
Preferred stock                        116,200        2.3
Long-term and short-term debt        2,605,848       51.7

                                   $ 5,045,506      100.0%


     16. In addition, NGC has made a positive contribution to earnings by contributing $148.7 million in revenues in the 12-month period ending June 30, 2004 and net income of $39.4 million for the same period.

                             ITEM II
               FEES, COMMISSIONS, AND EXPENDITURES


     17. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are estimated to be not in excess of $25,000.

    18. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

                            ITEM III
                 APPLICABLE STATUTORY PROVISIONS

     19. The Guarantees by NU are subject to Section 12(b) of the Act and Rules 45 and 54 thereunder.

                             ITEM IV
                       REGULATORY APPROVAL

     20. No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal commission other than the Securities and Exchange
Commission has jurisdiction with respect to any aspect thereof.

                             ITEM V
                            PROCEDURE

     21. The Company respectfully requests the Commission's approval, pursuant to this Application/Declaration, of NU's Guarantees as described herein, whether under the sections of the Act and rules thereunder enumerated in Item III or otherwise. The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Application/Declaration under the appropriate provisions of the Act or rules thereunder.

     22. The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. The Company consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office opposes the transactions covered by this Application. It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest practicable date but in any event not later than 40 days from filing date. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order become effective forthwith upon issuance.

                             ITEM VI
                EXHIBITS AND FINANCIAL STATEMENTS

     1. Asterisked (*) items indicate items previously filed.

          (a)   Exhibits

                *F.   Preliminary Opinion of Counsel.

                *H.   Proposed notice of the proceeding initiated by
the filing of this Application/Declaration.


                            ITEM VII
             INFORMATION AS TO ENVIRONMENTAL EFFECTS

          (a) The issuance of an order with respect to this Application/Declaration is not a major federal action significantly affecting the quality of the human environment.

          (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

                   [SIGNATURE PAGE TO FOLLOW]


                           SIGNATURES



     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: October 19, 2004



 NORTHEAST UTILITIES


 By:  /s/ Randy A. Shoop
      Name:  Randy A. Shoop
      Title: Assistant Treasurer - Finance

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

<FN1>     It is likely that the Service Companies will provide
services to an EWG or FUCO (though there are currently no FUCOs in the NU system) pursuant to a service contract. Any services provided will be provided to the EWG (or FUCO) at cost consistent with the terms of the Act. Guarantees issued pursuant to this Application will not cause NU's EWG/FUCO investment to exceed the amount authorized by the Commission in the 2004 Order.

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